SEC File Number 001-33089
CUSIP Number 302081104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended: ____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EXLSERVICE HOLDINGS, INC.

Full Name of Registrant

Not Applicable

Former Name if Applicable

280 PARK AVENUE, 38th FLOOR,

Address of Principal Executive Office (Street and Number)

NEW YORK, NEW YORK 10017

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

EXLService Holdings, Inc. (the “Registrant”) is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”) due to an open comment letter from the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) related to segment reporting and the segment aggregation criteria under applicable accounting rules and standards. The Registrant does not expect changes to its reportable segments, if any, to affect its consolidated results of operations, assets, liabilities or cash flows. The Registrant continues to discuss these matters with the Commission and the Registrant’s independent registered public accounting firm and will file the 2016 Form 10-K within the 15-day extension period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Vishal Chhibbar	(212)	277-7100
(Name)		(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues for the year ended December 31, 2016 increased 9.1% to $686.0 million, compared to $628.5 million for the year ended December 31, 2015. Operating income margin for the year ended December 31, 2016 was 9.4%, compared to 10.7% for the year ended December 31, 2015. Diluted earnings per share for the year ended December 31, 2016 was $1.79, compared to $1.51 for the year ended December 31, 2015. Please refer to the Registrant’s press release filed as Exhibit 99.1 to the Current Report on Form 8-K filed with the Commission on February 28, 2017 for a fuller explanation of the significant changes in results of operations for the fiscal period ended December 31, 2016 from the period ended December 31, 2015.

EXLService Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2017	By	/s/ Vishal Chhibbar
	Name	Vishal Chhibbar
	Title	Chief Financial Officer